SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  -------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                                     Report

                           for the month of July 2004

                                  -------------

                          JINPAN INTERNATIONAL LIMITED
                 (Translation of Registrant's Name Into English)


                   c/o Hainan Jinpan Special Transformer Works
                                  Section D-2,
                             No. 100 Industry Avenue
                             Jinpan Development Area
                               Haikou, Hainan PRC
                    (Address of Principal Executive Offices)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F         |X|      Form 40-F             |_|

                  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes               |_|      No                    |X|

         Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's press release dated July 15, 2004, regarding the filing of its Annual Report on Form 20-F for the year ended December 31, 2003.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                          JINPAN INTERNATIONAL LIMITED
                          (Registrant)



                          By:   /s/ Jing Yuqing
                                --------------------------------
                                Name: Jing Yuqing
                                Title: Secretary


Dated: July 16, 2004

                                  EXHIBIT INDEX

Exhibit Number                     Description                       Page Number
--------------                     -----------                       -----------


         1             Press release dated July 15, 2004

                                    EXHIBIT 1


Englewood Cliffs, New Jersey
Company Contact:  Mr. Mark Du
Tel. No.  201-227-0680

JINPAN INTERNATIONAL LIMITED Files its Annual Report on Form 20-F for the Year Ended December 31, 2003

Englewood Cliffs, NJ - July 15, 2004 - Jinpan International Limited (the "Company") (AMEX Symbol: JST) announced today that the financial statements for the year ended December 31, 2003, contained in its annual report on Form 20--F, reflect a non-operational compensation cost of RMB 3.3 million and interest income of RMB 0.5 million. This compensation cost is a result of the cashless exercise of options by two of the Company's employees during Q1 2004. The Company's auditors have advised the Company that these options should be treated under the variable accounting methods and not the fixed accounting methods. As a result, after the income tax and minority interest factors, the Company's net income for the year ended December 31, 2003 was RMB 26.9 million and not RMB
29.3 million, as previously reported by the Company in a press release dated March 15, 2004.

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.